Exhibit 23.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEERING CONSULTANTS

As independent petroleum engineering consultants, we hereby consent to the references to our firm, in the context in which they appear, and to the references to, and the inclusion of, our report for WhiteHawk Minerals Corp. (the “Company”) and with respect to the Company’s estimated reserves and related future net cash flows related to its properties as of December 31, 2025 included in or made part of this Registration Statement on Form S-1 of the Company, including any amendments thereto (the “Registration Statement”). We also hereby consent to the references to our firm contained in the Registration Statement, including in the prospectus under the heading “Experts.”

Cawley, Gillespie and Associates, Inc.
Texas Registered Engineering Firm

/s/ Cawley, Gillespie and Associates, Inc.

Houston, Texas

October 1, 2026